The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 22, 2020

January , 2020	Registration Statement Nos. 333-222672 and 333-222672-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc. due January 27, 2022

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The Notes are designed for investors who seek a Contingent Interest Payment with respect to each Observation Date for which the closing price of one share of the Reference Stock is greater than or equal to 70.00% of the Initial Value, which we refer to as the Coupon Barrier.
•	The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date (other than the first Observation Date and the final Observation Date, which we refer to as the Valuation Date) is greater than or equal to the Initial Value.
•	The earliest date on which an automatic call may be initiated is July 24, 2020.
•	Investors in the Notes should also be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Observation Dates.
•	Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
•	The Notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the Notes is subject to the credit risk of JPMorgan Financial, as issuer of the Notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the Notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The Notes are expected to price on or about January 24, 2020 and are expected to settle on or about January 29, 2020.
•	CUSIP: 48132HVQ2

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per Note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $17.50 per $1,000 principal amount Note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the Notes priced today, the estimated value of the Notes would be approximately $961.50 per $1,000 principal amount Note. The estimated value of the Notes, when the terms of the Notes are set, will be provided in the pricing supplement and will not be less than $950.00 per $1,000 principal amount Note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 5, 2018 and the prospectus and prospectus supplement, each dated April 5, 2018

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Reference Stock: The common stock of Broadcom Inc., par value $0.001 per share (Bloomberg ticker: AVGO). We refer to Broadcom, Inc. as “Broadcom.”

Contingent Interest Payments: If the Notes have not been automatically called and the closing price of one share of the Reference Stock on any Observation Date is greater than or equal to the Coupon Barrier, you will receive on the applicable Contingent Interest Payment Date for each $1,000 principal amount Note a Contingent Interest Payment equal to at least $25.875 (equivalent to a Contingent Interest Rate of at least 10.35% per annum, payable at a rate of at least 2.5875% per quarter) (to be provided in the pricing supplement).

If the closing price of one share of the Reference Stock on any Observation Date is less than the Coupon Barrier, no Contingent Interest Payment will be made with respect to that Observation Date.

Contingent Interest Rate: At least 10.35% per annum, payable at a rate of at least 2.5875% per quarter (to be provided in the pricing supplement)

Coupon Barrier / Trigger Value: 70.00% of the Initial Value

Pricing Date: On or about January 24, 2020

Original Issue Date (Settlement Date): On or about January 29, 2020

Observation Dates*: April 24, 2020, July 24, 2020, October 26, 2020, January 25, 2021, April 26, 2021, July 26, 2021, October 25, 2021 and January 24, 2022 (the “Valuation Date”)

Contingent Interest Payment Dates*: April 29, 2020, July 29, 2020, October 29, 2020, January 28, 2021, April 29, 2021, July 29, 2021, October 28, 2021 and the Maturity Date

Maturity Date*: January 27, 2022

Call Settlement Date*:  If the Notes are automatically called on any Observation Date (other than the first Observation Date and the Valuation Date), the first Contingent Interest Payment Date immediately following that Observation Date

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing price of one share of the Reference Stock on any Observation Date (other than the first Observation Date and the Valuation Date) is greater than or equal to the Initial Value, the Notes will be automatically called for a cash payment, for each $1,000 principal amount Note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Observation Date, payable on the applicable Call Settlement Date. No further payments will be made on the Notes.

Payment at Maturity:

If the Notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount Note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the Valuation Date.

If the Notes have not been automatically called and the Final Value is less than the Trigger Value, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Stock Return)

If the Notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Stock Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing price of one share of the Reference Stock on the Pricing Date

Final Value: The closing price of one share of the Reference Stock on the Valuation Date

Stock Adjustment Factor: The Stock Adjustment Factor is referenced in determining the closing price of one share of the Reference Stock and is set equal to 1.0 on the Pricing Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement for further information.

PS-1 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc.

How the Notes Work

Payment in Connection with the First Observation Date

Payments in Connection with Observation Dates (Other than the First Observation Date and the Valuation Date)

PS-2 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc.

Payment at Maturity If the Notes Have Not Been Automatically Called

Total Contingent Interest Payments

The table below illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount Note over the term of the Notes based on a hypothetical Contingent Interest Rate of 10.35% per annum, depending on how many Contingent Interest Payments are made prior to automatic call or maturity. The actual Contingent Interest Rate will be provided in the pricing supplement and will be at least 10.35% per annum.

Number of Contingent Interest Payments	Total Contingent Interest Payments
8	$207.000
7	$181.125
6	$155.250
5	$129.375
4	$103.500
3	$77.625
2	$51.750
1	$25.875
0	$0.00

PS-3 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc.

Hypothetical Payout Examples

The following examples illustrate payments on the Notes linked to a hypothetical Reference Stock, assuming a range of performances for the hypothetical Reference Stock on the Observation Dates. The hypothetical payments set forth below assume the following:

•	an Initial Value of $100.00;
•	a Coupon Barrier and Trigger Value of $70.00 (equal to 70.00% of the hypothetical Initial Value); and
•	a Contingent Interest Rate of 10.35% per annum (payable at a rate of 2.5875% per quarter).

The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing price of one share of the Reference Stock on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing prices of one share of the Reference Stock, please see the historical information set forth under “The Reference Stock” in this pricing supplement.

Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the Notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are automatically called on the second Observation Date.

Date	Closing Price	Payment (per $1,000 principal amount Note)
First Observation Date	$105.00	$25.875
Second Observation Date	$110.00	$1,025.875
	Total Payment	$1,051.75 (5.175% return)

Because the closing price of one share of the Reference Stock on the second Observation Date is greater than or equal to the Initial Value, the Notes will be automatically called for a cash payment, for each $1,000 principal amount Note, of $1,025.875 (or $1,000 plus the Contingent Interest Payment applicable to the second Observation Date), payable on the applicable Call Settlement Date. The Notes are not automatically callable before the second Observation Date, even though the closing price of one share of the Reference Stock on the first Observation Date is greater than the Initial Value. When added to the Contingent Interest Payment received with respect to the prior Observation Date, the total amount paid, for each $1,000 principal amount Note, is $1,051.75. No further payments will be made on the Notes.

Example 2 — Notes have NOT been automatically called and the Final Value is greater than or equal to the Trigger Value.

Date	Closing Price	Payment (per $1,000 principal amount Note)
First Observation Date	$95.00	$25.875
Second Observation Date	$85.00	$25.875
Third through Seventh Observation Dates	Less than Coupon Barrier	$0
Valuation Date	$90.00	$1,025.875
	Total Payment	$1,077.625 (7.7625% return)

Because the Notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, the payment at maturity, for each $1,000 principal amount Note, will be $1,025.875 (or $1,000 plus the Contingent Interest Payment applicable to the Valuation Date). When added to the Contingent Interest Payments received with respect to the prior Observation Dates, the total amount paid, for each $1,000 principal amount Note, is $1,077.625.

PS-4 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc.

Example 3 — Notes have NOT been automatically called and the Final Value is less than the Trigger Value.

Date	Closing Price	Payment (per $1,000 principal amount Note)
First Observation Date	$40.00	$0
Second Observation Date	$45.00	$0
Third through Seventh Observation Dates	Less than Coupon Barrier	$0
Valuation Date	$50.00	$500.00
	Total Payment	$500.00 (-50.00% return)

Because the Notes have not been automatically called, the Final Value is less than the Trigger Value and the Stock Return is -50.00%, the payment at maturity will be $500.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000.00 × (-50.00%)] = $500.00

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The Notes do not guarantee any return of principal. If the Notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —

If the Notes have not been automatically called, we will make a Contingent Interest Payment with respect to an Observation Date only if the closing price of one share of the Reference Stock on that Observation Date is greater than or equal to the Coupon Barrier. If the closing price of one share of the Reference Stock on that Observation Date is less than the Coupon Barrier, no Contingent Interest Payment will be made with respect to that Observation Date. Accordingly, if the closing price of one share of the Reference Stock on each Observation Date is less than the Coupon Barrier, you will not receive any interest payments over the term of the Notes.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the Notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the Notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the Notes. If these affiliates do not make payments to us and we fail to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

PS-5 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,

regardless of any appreciation of the Reference Stock, which may be significant. You will not participate in any appreciation of the Reference Stock.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the Notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE VALUATION DATE — If the Final Value is less than the Trigger Value and the Notes have not been automatically called, the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation of the Reference Stock.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your Notes are automatically called, the term of the Notes may be reduced to as short as approximately six months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk. Even in cases where the Notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE REFERENCE STOCK OR HAVE ANY RIGHTS WITH RESPECT TO THE REFERENCE STOCK.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER —

We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY —

The calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. The calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the Notes in making these determinations.

•	LIMITED TRADING HISTORY —

After the close of market trading on April 4, 2018, Broadcom and Broadcom Pte. Ltd. (formerly known as Broadcom Limited), a Singapore company, completed a statutory scheme of arrangement under Singapore law pursuant to which Broadcom Pte. Ltd. became a wholly owned subsidiary of Broadcom. Broadcom is the successor to Broadcom Pte. Ltd. The Reference Stock commenced trading on The NASDAQ Stock Market on April 5, 2018 and therefore has limited historical performance. Accordingly, historical information for the Reference Stock is available only since that date. Past performance should not be considered indicative of future performance.

•	THE RISK OF THE CLOSING PRICE OF ONE SHARE OF THE REFERENCE STOCK FALLING BELOW THE COUPON BARRIER OR THE TRIGGER VALUE IS GREATER IF THE PRICE OF ONE SHARE OF THE REFERENCE STOCK IS VOLATILE.
•	LACK OF LIQUIDITY —

The Notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes. You may not be able to sell your Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the Notes based on the minimums for the estimated value of the Notes and the Contingent Interest Rate.

PS-6 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the Notes is only an estimate determined by reference to several factors. The original issue price of the Notes will exceed the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy the Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Reference Stock. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-7 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc.

The Reference Stock

All information contained herein on the Reference Stock and on Broadcom is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Broadcom designs, develops and supplies a range of semiconductor and infrastructure software solutions. Broadcom is the successor to Broadcom Pte. Ltd. (formerly known as Broadcom Limited). After the close of market trading on April 4, 2018, Broadcom and Broadcom Pte. Ltd., a Singapore company, completed a statutory scheme of arrangement under Singapore law pursuant to which Broadcom Pte. Ltd. became a wholly owned subsidiary of Broadcom. Broadcom Pte. Ltd. is the successor to Avago Technologies Limited. On February 1, 2016, Avago Technologies Limited, Broadcom Corporation and other parties completed various transactions, pursuant to which, among other things, each of Avago Technologies Limited and Broadcom Corporation became indirect subsidiaries of Broadcom Pte. Ltd.. The common stock of Broadcom, par value $0.001 per share (Bloomberg ticker: AVGO), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Broadcom in the accompanying product supplement. Information provided to or filed with the SEC by Broadcom pursuant to the Exchange Act can be located by reference to SEC file number 001-38449, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the ordinary shares of Avago Technologies Limited, no par value, based on the weekly closing prices of one ordinary share of Avago Technologies Limited from January 2, 2015 through January 29, 2016, the historical performance of the ordinary shares of Broadcom Pte. Ltd. based on the weekly historical closing prices of one ordinary share of Broadcom Pte. Ltd. from February 5, 2016 through March 30, 2018 and the historical performance of the Reference Stock based on the weekly historical closing prices of one share of the Reference Stock from April 6, 2018 through January 17, 2020. The Reference Stock commenced trading on The NASDAQ Stock Market under the ticker symbol “AVGO” on April 5, 2018 and therefore has limited historical performance. The closing price of one share of the Reference Stock on January 21, 2020 was $308.07. From February 1, 2016 through April 4, 2018, the ordinary shares of Broadcom Pte. Ltd. traded on The NASDAQ Stock Market under the ticker symbol “AVGO” and prior to February 1, 2016, the ordinary shares of Avago Technologies Limited traded on The NASDAQ Stock Market under the ticker symbol “AVGO.” The closing prices above and below may have been adjusted by Bloomberg for corporate actions, such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

The historical closing prices of one share of the Reference Stock (or the ordinary shares of Avago Technologies Limited or the ordinary shares of Broadcom Pte. Ltd.) should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Pricing Date or any Observation Date. There can be no assurance that the performance of the Reference Stock will result in the return of any of your principal amount or the payment of any interest.

†The first vertical dotted line indicates February 1, 2016 and the second vertical dotted line indicates April 5, 2018. In the graph, the performance to the left of the first vertical dotted line reflects the ordinary shares of Avago Technologies Limited, the performance between the two vertical dotted lines reflects the ordinary shares of Broadcom Pte. Ltd. and the performance to the right of the second vertical dotted line reflects the performance of the Reference Stock.

PS-8 | Structured Investments Contingent Coupon Auto Callable Yield Notes Linked to the Common Stock of Broadcom Inc.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your Notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the Notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the Notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). If the Notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as FDAP Income). You should consult your tax adviser regarding the potential application of FATCA to the Notes.

In the event of any withholding on the Notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied

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funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the Notes does not represent future values of the Notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions.

The estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the Notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the Notes. The length of any such initial period reflects the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

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Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these Notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004519/dp87528_424b2-ps4i.pdf
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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